SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*
Hickok Incorporated

(Name of Issuer)

Class A Common Shares, $1.00 par value

(Title of Class of Securities)

428839 10 4

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
(212) 986-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 104,339
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 104,339

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    104,339

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    13.3%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 104,339
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 104,339

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     104,339

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     13.3%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons.
    Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 104,339
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 104,339

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     104,339

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     13.3%

14. Type of Reporting Person (See Instructions)
     OO

1.	Names of Reporting Persons.
	The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds
	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
	New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 73,854
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 73,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	73,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.4%

14.	Type of Reporting Person (See Instructions)
	PN

1. Names of Reporting Persons.
    Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 30,485
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 30,485

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    30,485

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    3.9%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Statement on Schedule 13D relating to shares of Class A Common Shares, $1.00 par value (the "Common Shares"), of Hickok Incorporated (the "Issuer") filed on December 26, 2006 with the Commission as amended by Amendment No. 1 and Amendment No. 2 thereto, filed on February 23, 2007 and February 14, 2008 with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 73,854 Common Shares held by RIC is $683,937.77 (including brokerage fees and expenses). All of the Common Shares held by RIC were paid for using its working capital.

The aggregate purchase price of the 30,485 Common Shares held by RIC is $261,121.92 (including brokerage fees and expenses). All of the Common Shares held by RI were paid for using its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of March 5, 2008, the aggregate number of Common Shares and percentage of the outstanding Common Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)	104,339	0	104,339	13.32%
Wasiak (1)(2)(3)	104,339	0	104,339	13.32%
RMC (1)(2)(3)	104,339	0	104,339	13.32%
RIC (1)(2)	73,854	0	73,854	9.43%
RI(1)(3)	30,485	0	30,485	3.89%

* Based on 783,229 Class A Common Shares, $1.00 par value, outstanding as of February 8, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-QSB, for the quarter ended December 31, 2007.
     (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person.
     (2) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 73,854 Common Shares owned by RIC.
     (3) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 30,485 Common Shares owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Shares since the most recent filing of this Schedule 13D by the Reporting Persons. All such transactions were made by RIC and RI in the open market.

Transactions in Shares Since the Most Recent Filing of this Schedule 13D

Party	Date of Purchase or Sale	Number of Common Shares	Buy/Sell	Price Per Share
RIC	02/29/2008	6,830	BUY	$11.995
RI	02/29/2008	2,927	BUY	$11.995

(d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares beneficially owned by the Reporting Persons.

(e)   Not Applicable.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2008

/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Robert E. Robotti	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

Ravenswood Investments III, L.P.

By: Ravenswood Management Company, L.L.C.
      Its General Partner

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
      Its General Partner

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member